UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7)*




                                 TRM CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   872636 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










SEC 1745 (02-02)               Page 1 of 5 pages

                                  SCHEDULE 13G

CUSIP No. 872636 10 5                                          Page 2 of 5 Pages
--------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Frederick O. Paulsell*
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
              5   SOLE VOTING POWER
 NUMBER OF
  SHARES          861,712
BENEFICIALLY  ------------------------------------------------------------------
  OWNED BY    6   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON      ------------------------------------------------------------------
   WITH       7   SOLE DISPOSITIVE POWER

                  861,712
              ------------------------------------------------------------------
              8   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      861,712
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      12.2%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

*Mr. Paulsell died on October 22, 2002. This Schedule is filed on behalf of the Estate of Mr. Paulsell (the "estate") by the Co-executors of the estate, Susan Paulsell and Frederick Paulsell III.

SEC 1745 (02-02)               Page 2 of 5 pages

ITEM 1.  ISSUER

         (a) The name of the Issuer is TRM Corporation.

         (b) The Issuer's principal executive offices are located at 5208 NE 122nd Avenue, Portland, OR 97230-1074.

ITEM 2.  REPORTING PERSON AND SECURITY

         (a) This Statement is filed by the estate of Mr. Frederick O. Paulsell, an individual.

         (b) Mr. Paulsell's business address was 1200 5th Avenue, Suite 1800, Seattle, WA 98101.

         (c) Mr. Paulsell was a citizen of the United States of America.

         (d) This Statement relates to shares of Common Stock of TRM
             Corporation.

         (e) The CUSIP number assigned to the Common Stock of the Issuer is 872636 10 5.

ITEM 3. FILINGS PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a) / / Broker or dealer registered under Section 15 of the Exchange
             Act;

         (b) / / Bank as defined in section 3(a)(6) of the Exchange Act;

         (c) / / Insurance company as defined in section 3(a)(19) of the Exchange Act;

         (d) / / Investment company registered under section 8 of the Investment Company Act of 1940;

         (e) / / An investment adviser in accordance with Rule
             13d-1(b)(1)(ii)(E);

         (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) / / A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

         (h) / / A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

         (j) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).




SEC 1745 (02-02)               Page 3 of 5 pages

ITEM 4.  OWNERSHIP

         (a) Mr. Paulsell died on October 22, 2002. This Schedule is filed on behalf of the Estate of Mr. Paulsell (the "estate") by the Co-executors of the estate, Susan Paulsell and Frederick Paulsell III. Under the rules and regulations of the Securities and Exchange Commission, the estate may be deemed to be the beneficial owner of a total of 861,712 shares of Issuer Common Stock. This amount includes 71,250 shares subject to options exercisable within 60 days of December 31, 2002.

         (b) The estate's beneficial ownership of Issuer Common Stock represented approximately 12.2% of the 7,059,790 issued and outstanding shares of such stock on September 30, 2002, as reported in the Issuer's most recently filed quarterly report.

         (c) (i) Of the total amount of shares beneficially owned by the estate, the estate has sole power to vote or direct the vote of 861,712 shares.

             (ii) Of the total amount of shares beneficially owned by the estate, the estate has sole power to dispose or direct the disposition of 861,712 shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10. CERTIFICATION

                  Not applicable.












SEC 1745 (02-02)               Page 4 of 5 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             February 10, 2003
                             ---------------------------------------------------
                             Date


                              /s/ SUSAN PAULSELL
                             ---------------------------------------------------
                             Susan Paulsell
                             Co-Executor of the Estate of Frederick O. Paulsell


                              /s/ FREDERICK PAULSELL III
                             ---------------------------------------------------
                             Frederick Paulsell III
                             Co-Executor of the Estate of Frederick O. Paulsell




































SEC 1745 (02-02)               Page 5 of 5 pages